

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Robert McDermott
Chief Executive Officer
iCoreConnect, Inc.
3554 W. Orange Country Club Drive, Suite 220
Winter Garden, Florida 34787

   Re: iCoreConnect, Inc.
    Registration Statement on Form S-1
    Filed October 15, 2021
    File No. 333-260260

Dear Mr. McDermott:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Philip Snyderburn, Esq.